United States Securities and Exchange Commission
Washington, DC
Mail stop 4-6
RE:   Gondwana Energy Ltd.
         Registration Statement on Form 10-SB
         Comments to Amendment #2
         File No. 0-51203

ITEM 1. DESCRIPTION OF BUSINESS

Amended Disclosure: Page 3, paragraph 1

During 2002 we sold our sole property interest in New Zealand, a 20% interest in the onshore Taranaki Basin Permit 38723, to TAG Oil Ltd. TAG Oil Ltd. is an oil and gas exploration company, incorporated in Canada, with exploration interests in New Zealand. TAG Oil Ltd. paid $46,200 for our interest in Permit 38723, representing our portion of exploration costs associated with the permit plus a 10% premium. At the time of the sale Garth Johnson was a director of both companies. Other than this related party transaction we have no other affiliations with TAG Oil Ltd.

Supplemental Disclosure

In response to staff comment we have also amended disclosure under ITEM 7.

Amended Disclosure: Page 16, paragraph 1

During 2002 we sold our sole property interest in New Zealand, a 20% interest in Permit 38723, to TAG Oil Ltd. for $46,200, representing our portion of exploration costs associated with the permit plus a 10% premium. At the time of the sale we were related to TAG Oil Ltd. by a common Director, Garth Johnson.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Amended Disclosure: Page 14, paragraph 2

Mr. O'Byrne resigned March 9th, 2005. During his tenure as the company's President and sole director he secured new management and hired new and additional professional service providers, including legal counsel, auditors, bankers and transfer agent. He also initiated and undertook a corporate reorganization. Upon completion of these tasks he resigned his position to devote himself to other similar business endeavors.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Amended Disclosure: Page 16, paragraph 2

Mr. Johnson resigned from Gondwana Energy on March 8th, 2004. He resigned his position to focus his attention on other business interests.

ITEM 6. EXECUTIVE COMPENSATION

Amended Disclosure: Page 15, paragraph 1

Mr. O'Byrne acted as the company's CEO from February 24th, 2004 through his resignation on March 9th, 2005

Mr. Fink has acted as the company's CEO since March 9th, 2005.

Supplemental Disclosure

We have updated the interim financial statements to include the period ending June 30, 2005.

Amended Disclosure: Page 23 - 27, Financial statements

GONDWANA ENERGY, LTD.
(An Exploration Stage Company)
BALANCE SHEETS
(Expressed in U.S. Dollars)

	June 30	December 31
	2005,	2004,
	(unaudited)	(audited)

ASSETS
Current Assets

Cash	$ 56,953	$ 68,578

TOTAL ASSETS	$ 56,953	$ 68,578

LIABILITIES

Current Liabilities
Accounts payable	$ 3,600	$ 3,785
Accrued Liabilities	-	3,600
Due to related party (Note 3)	6,000	-

Total Liabilities	9,600	7,385

STOCKHOLDERS' EQUITY

Authorized: 100,000,000 shares, $0.00001 par value

Issued and outstanding: 3,216,646 shares
(December 31, 2004: 4,216,667 shares)	32	42

Additional paid-in capital	172,668	173,658

Donated Capital	16,200	8,000

Deficit accumulated during the exploration stage	(141,547)	(120,507)

TOTAL STOCKHOLDERS' EQUITY	47,353	61,193

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 56,953	$ 68,578

See accompanying Notes to the Financial Statements

GONDWANA ENERGY, LTD.
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS, unaudited
(Expressed in U.S. Dollars)

					Cumulative
					From
	Three	Three	Six	Six	Inception
	months	months	months	months	(September 5,
	ended	ended	ended	ended	1997) to
	June 30,	June 30,	June 30,	June 30,	June 30,
	2005	2004	2005	2004	2005

REVENUE	$ -	$ -	$ -	$ -	$ -

GENERAL AND ADMINISTRATIVE EXPENSES
Bank charges	33	59	492	131	1,778
Consulting	6,000	2,000	14,200	2,000	30,103
Foreign exchange loss	-	-	-	-	6,539
Office and administrative services	-	150	934	300	29,552
Professional fees	1,166	2,500	4,631	2,500	21,557
Rent	140	750	280	1,500	3,280
Stock-based compensation	-	50,000	-	50,000	50,000
Transfer agent and filing fees	25	770	595	3,073	12,301

	7,364	56,229	21,132	59,504	155,110

NET OPERATING LOSS	(7,364)	(56,229)	(21,132)	(59,504)	(155,110)

OTHER INCOME AND (EXPENSES)
Gain on sale of oil and gas property	-	-	-	-	10,745
Interest income	48	43	92	181	10,336
Recovery of expenses	-	-	-	-	4,982
Write-down of incorporation cost	-	-	-	-	(12,500)

Net loss	$ (7,316)	$ (56,186)	(21,040)	(59,323)	$ (141,547)

Basic and diluted net loss per share	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.02)

Weighted average number of shares outstanding	3,216,646	4,146,296	3,543,220	3,123,148

See accompanying Notes to the Financial Statements

GONDWANA ENERGY, LTD.
(An Exploration Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY, unaudited
(Expressed in U.S. Dollars)

From December 31, 2004 to June 30, 2005:

					Deficit
					Accumulated
					During the	Total
	Common Stock		Additional Paid-	Donated	exploration	Stockholders'

	Shares	Amount	In Capital	Capital	Stage	Equity(Deficiency)

Balance on December 31, 2004	4,216,667	$ 42	$ 173,658	$ 8,000	$ (120,507)	$ 61,193

Rounding of fractional shares in connection with stock consolidation	(21)	-	-	-	-	-

Repurchase of common stock for cash at $0.001 per share	(1,000,000)	(10)	(990)	-	-	(1,000)
on March 3, 2005

Donated capital	-	-	-	8,200	-	8,200

Net loss for the period	-	-	-	-	(21,040)	(21,040)

Balance June 30, 2005	3,216,646	$ 32	$ 172,668	$ 16,200	$ (141,547)	$ 47,353

See accompanying Notes to the Financial Statements

GONDWANA ENERGY, LTD.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS, unaudited

			Cumulative
			From
	Six	Six	Inception
	months	months	(September 5,
	ended	ended	1997) to
	June 30,	June 30,	June 30,
	2005	2004	2005

OPERATING ACTIVITIES

Net Loss	$(21,040)	$ (59,323)	$ (141,547)

Items not representing cash outlay
Consulting services	8,200	-	16,200
Gain on sale of oil and gas property	-	-	(10,745)
Stock-based compensation	-	50,000	50,000
Change in non-cash working capital items:
Increase (decrease) in accounts payable	(185)	1,900	3,600
(Decreases) in accrued liabilities	(3,600)	-	-
Increase in amounts due to related party	6,000	-	6,000

Net cash used in operating activities	(10,625)	(7,423)	(76,492)

INVESTING ACTIVITIES

Proceeds from sale of oil and gas property	-	-	46,200
Oil and gas property acquisition costs	-	-	(2,846)
Oil and gas exploration expenditures	-	-	(22,609)

Net Cash provided by investing activities	-	-	20,745

FINANCING ACTIVITIES

Repurchase of common stock	(1,000)	-	(1,000)
Proceeds from issuance of common stock	-	12,700	(113,700)

Net cash (used in) provided by financing activities	(1,000)	12,700	112,700

Increase in cash and cash equivalents	(11,625)	5,277	56,953

Cash and cash equivalent - beginning of period	68,578	61,921	-

Cash and cash equivalent - end of period	$ 56,953	$ 67,198	$ 56,953

See accompanying Notes to the Financial Statements

GONDWANA ENERGY, LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
June 30, 2005
(Expressed in U.S. Dollars)

NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited interim financial statements of Gondwana Energy Ltd. have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions to Form 10-QSB as prescribed by the United States of America Securities and Exchange Commission. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such instructions. These unaudited financial statements should be read in conjunction with the audited financial statements and notes thereto as at December 31, 2004.

In the opinion of the Company's management, all adjustments considered necessary for a fair presentation of these unaudited financial statements have been included and all such adjustments are of a normal recurring nature. Operating results for the three month and six month periods ended June 30, 2005 are not necessarily indicative of the results that can be expected for the year ended December 31, 2005.

NOTE 2 - GOING CONCERN

The Company does not generate sufficient cash flow from operations to fund its entire exploration and development activities and has therefore relied principally upon the issuance of securities for financing. The Company intends to continue relying upon the issuance of securities to finance its operations and exploration and development activities, however there can be no assurance it will be successful in raising the funds necessary to maintain operations, or that a self-supporting level of operations will ever be achieved. The likely outcome of these future events is indeterminable. These factors together raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustment to reflect the possible future effect on the recoverability and classification of the assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

NOTE 3 - DUE TO RELATED PARTY

A stockholder and officer of the Company is owed $6,000 for consulting services (2004 - $nil). The amount due does not have any stated terms of interest, repayment or security.